EXHIBIT 99.1

TeliaSonera January-September 2005

STOCKHOLM, Sweden, Oct. 25, 2005 (PRIMEZONE) -- TeliaSonera January-September 2005

TeliaSonera January-September 2005

 Nine-month Period
 .  Net sales increased to SEK 64,785 million (60,685).
 .  Net income totaled SEK 10,352 million (11,855) and earnings per share were SEK 1.95 (2.33).
 .  Free cash flow increased to SEK 12,403 million (10,853).

 Third Quarter
 .  Strong customer growth year on year:
 -  0.9 million new customers in the Nordic and Baltic operations.
 -  2 million new customers in Eurasia and 14.8 million new customers in
 MegaFon and Turkcell.
 .  Net sales increased 8.5 percent to SEK 22,229 million (20,496).
 .  Operating income, excluding non-recurring items, improved to SEK
 6,162 million (5,898).
 -  Swedish margin maintained in competitive market.
 -  The EBITDA margin decreased to 37.0 percent (40.1) due to the fall in earnings in Finland.
 -  Strong sales and earnings growth in Norway, Denmark and the Baltic operations.
 -  Very strong sales and earnings growth in Eurasia, Russia and Turkey.
 .  Distribution of approximately SEK 10 billion to shareholders through an extraordinary dividend to be proposed to the Annual General Meeting in April, 2006.

Financial Highlights

 SEK in                                            Jan-Sep        Jan-Sep
 millions,                                            2005           2004
 except per          Jul-Sep        Jul-Sep
 share data             2005           2004
 Net sales            22,229         20,496         64,785         60,685
 EBITDA1)
 excl. non-
 recurring
 items2)               8,224          8,212         22,313         22,739
 Operating
 income                5,642          6,660         13,527         17,493
 Operating
 income excl.
 non-recurring
 items                 6,162          5,898         15,217         15,783
 Net income3)          4,367          4,739         10,352         11,855
 Earnings per
 share (SEK)            0.84           0.92           1.95           2.33

 1) Please refer to page 14 for definitions.
 2) Non-recurring items; see table on page 19.
 3) In accordance with International Financial Reporting Standards net income includes net income attributable to minority interests in subsidiaries.

Comments from Anders Igel, President and CEO

 "The third quarter results were strong with a sales increase of 8.5 percent and a 4.5 percent increase in the income from our operations."

 "17.7 million new customers in total, including Russia and Turkey, as well as good progress in the restructuring program in Sweden is visible in the results."

 Capital distribution to shareholders

 TeliaSonera has communicated that it is planning to distribute SEK 30 billion to its shareholders in addition to ordinary dividends during the period 2005-2007. As a first step, approximately SEK 10 billion of this
 SEK 30 billion was distributed earlier this year by repurchasing shares through a public offer with tradable rights.

 The Board of Directors will, as a second step, recommend that the Annual
 General Meeting in April 2006 decide on a distribution of approximately
 SEK 10 billion. As method for distribution, an extraordinary dividend in addition to the ordinary dividend will be proposed.

 Due to amendments in International Financial Reporting Standards a clarification of the ordinary dividend policy is made. The dividend policy is to distribute 30-50 percent of net income excluding minority interests in subsidiaries, i.e. net income attributable to shareholders of the parent company (see page 15).

 Outlook

 The strong volume growth in mobile communications is expected to continue but price pressure will limit sales growth in the home markets.
 In Sweden, decline in sales of traditional fixed services will partly be compensated by sales of other services. In Eurasia the strong sales growth is expected to continue.

 Group EBITDA margin excluding non-recurring items for the full year 2005 is expected to be approximately 34 percent.

 Due to the increase in the number of customers, CAPEX to sales for 2005 is expected to be somewhat higher than for 2004.

 The ongoing restructuring programs are expected to result in a new focused service portfolio and a reduction of the annual costs by SEK 5-
 6 billion in the latter part of the three year transition period. Total non-recurring costs for the restructuring programs are estimated at approximately SEK 5 billion. The restructuring costs for the fourth quarter of 2005 are expected to be approximately at the same level as for the third quarter 2005.

Review of the Group, Third Quarter 2005

 Net sales increased 8.5 percent to SEK 22,229 million. Acquisitions had a positive effect by 6.8 percent and exchange rate fluctuations by 1.6 percent. Net sales increased in all markets except for Sweden and
 Finland, where sales decreased because of overall lower price levels and continued volume decline in fixed voice.

 The customer base increased 31 percent year on year. At the end of the quarter, TeliaSonera had 27 million customers in majority-owned operations and 48 million customers in associated companies.

 Operating income excluding non-recurring items improved to SEK 6,162 million (5,898) due to earnings growth in most of the operations, especially Eurasia and the associated companies MegaFon and Turkcell. In
 Finland, earnings decreased due to heavy price erosion. Sweden also reported a slight decrease in earnings, but the margin was maintained due to strong mobile volume growth and efficiency measures.

 Non-recurring items totaled SEK -520 million (762) and were mainly attributable to provisions for restructuring costs in Sweden.

 EBITDA margin (excluding non-recurring items) decreased to 37.0 percent
 (40.1) due to the decline in earnings in Finland.

 Financial items improved to SEK -118 million (-675). The comparable quarter was affected by provisions of SEK -498 million.

 Tax expenses decreased to SEK 1,157 million (1,246). The effective tax rate was unchanged.

 Net income decreased to SEK 4,367 million (4,739) and earnings per share were SEK 0.84 (0.92).

 CAPEX was SEK 2,530 million (2,599). In relation to sales, CAPEX decreased to 11.4 percent (12.7). The majority of the investments were made in Sweden, Eurasia, Finland and the Baltic operations.

 Free cash flow dropped to SEK 4,088 million (5,068), as a result of increased working capital, larger tax payments and a shift in the dividend payment schedule from associated companies.

 The equity/assets ratio increased from 60.0 to 64.8 percent during the quarter.

 Net debt increased from SEK 4,363 million to SEK 9,449 million, primarily because of the cash payment for repurchased shares on July 4,
 2005.

Strong mobile volume growth and efficiency measures sustained the margin in Sweden

.. In mobile communications, volume growth continued to be strong (12 percent), which almost offset the effect of the lower price levels. . The number of mobile customers increased by 57,000 during the third quarter and by 5 percent year on year.

 SEK in                                            Jan-Sep        Jan-Sep
 millions,                                            2005           2004
 except
 margins, ARPU
 and number of        Jul-Sep       Jul-Sep
 customers               2005          2004
 Net sales              9,575        10,066         29,156         30,152
 EBITDA excl.
 non-recurring
 items                  4,114         4,343         11,611         12,586
 Margin (%)              43.0          43.1           39.8           41.7
 Operating
 income                 2,495         3,169          6,781          9,675
 Operating
 income excl.
 non-recurring
 items                  3,006         3,173          8,304          9,100
 Mobile
 communications
 Net sales              3,128         3,182          9,077          9,059
 EBITDA excl.
 non-recurring
 items                  1,455         1,505          3,865          3,903
 Margin (%)              46.5          47.3           42.6           43.1
 CAPEX                    187           161            650            457
 ARPU (SEK)               216           234            214            230
 Number of
 customers, end
 of period
 (thousands)            4,372         4,160          4,372          4,160
 Fixed
 communications
 Net sales              6,447         6,884         20,079         21,093
 EBITDA excl.
 non-recurring
 items                  2,659         2,838          7,746          8,683
 Margin (%)              41.2          41.2           38.6           41.2
 CAPEX                    715           836          2,374          2,347
 Number of
 customers, end
 of period
 (thousands)            6,568         7,450          6,568          7,450

.. Churn was 11 percent (9). . The number of mobile traffic minutes per customer and month rose by 7 percent, but ARPU declined due to price pressure. . Use of mobile data services increased as a result of the increased range of content services via the mobile Internet portal SurfPort, for example Mobile TV, mobile data services such as Telia Connect and Telia Connect Pro and attractive bundled offers. However, the mobile data traffic has so far only had a marginal impact on sales. . CAPEX in mobile communications was higher due to capacity expansion as a result of volume growth, investments in EDGE intending to quadruple the speed for mobile data services in the GSM network and ongoing expansion of the GSM network's geographical coverage from 70 to 90 percent. The associated company Svenska UMTS-nat AB has invested SEK 3.1 billion in the 3G infrastructure in Sweden to date.

 .  In fixed communications, sales and earnings dropped because of lower price levels, wholesale sales of subscriptions to other operators and the migration from fixed to mobile. The EBITDA margin could, however, be maintained through lower costs. Costs from the storm in January affected earnings negatively by SEK 20 million.

 .  The total number of fixed voice retail subscriptions amounted to
 5,198,000 (6,173,000). The decline is mainly related to customers of other operators that have moved their subscriptions from Telia, which sells the subscriptions on a wholesale basis to the operators, and to some extent related to migration to mobile and Internet based services.

 .  Demand for broadband continued to increase. The number of broadband customers increased by 34,000 to 633,000 in the third quarter. The customer growth year on year was 34 percent. Price cuts, the introduction of firewalls and virus protection as standard in the broadband subscription and attractive bundled offers that also included fixed voice contributed to the increase.

 .  The restructuring of the Swedish operations to secure future growth and competitiveness is progressing according to plan. In the third quarter, an additional 121 employees accepted the early retirement offer and an additional 339 were transferred to the redeployment unit. By the end of the third quarter, 746 employees had accepted the early retirement offer and 579 employees had been transferred to the redeployment unit.

 .  Measures implemented up to the end of the third quarter are expected to result in an annual savings effect of SEK 1.2 billion as of 2006.

 .  In the third quarter, a provision of SEK 511 million was made for redundancies and was reported as a non-recurring item. Redundancy provisions made up to the end of the third quarter totaled SEK 1,523 million. In the fourth quarter, additional provisions are expected to be at approximately the same level as in the third quarter.

Strong mobile customer growth in Finland

.. In mobile communications, the volume growth was strong, but heavy price erosion and increased costs for sales and marketing and other volume-related expenses burdened sales and earnings. Saunalahti's withdrawal from Sonera's network also had a negative impact. . Sonera has during 2005 gradually regained customers by renewing the service portfolio, actively working with customer loyalty programs and acquiring the customer base in ACN. The number of end customers today is at approximately the same level as before the introduction of number portability in 2003. . Year on year, the number of end customers increased 9 percent. During the third quarter, the customer increase was 48,000. . The number of traffic minutes per customer and month rose 8 percent. . The share of non-voice services increased to 14 percent (11) of mobile sales.

 SEK in                                            Jan-Sep        Jan-Sep
 millions,                                            2005           2004
 except
 margins, ARPU
 and number of        Jul-Sep       Jul-Sep
 customers               2005          2004
 Net sales              4,049         4,524         12,308         13,707
 EBITDA excl.
 non-recurring
 items                  1,105         1,886          2,860          5,293
 Margin (%)              27.3          41.7           23.2           38.6
 Operating
 income                   270         1,041            343          2,763
 Operating
 income excl.
 non-recurring
 items                    274         1,049            452          2,776
 Mobile
 communications
 Net sales              2,466         2,986          7,614          8,919
 EBITDA excl.
 non-recurring
 items                    607         1,409          1,642          3,947
 Margin (%)              24.6          47.2           21.6           44.3
 CAPEX                    104           246            561            754
 ARPU (EUR)              29.4          38.2           30.6           38.2
 Number of
 customers, end
 of period
 (thousands)            2,464         2,264          2,464          2,264
 Fixed
 communications
 Net sales              1,583         1,538          4,694          4,788
 EBITDA excl.
 non-recurring
 items                    498           477          1,218          1,346
 Margin (%)              31.5          31.0           25.9           28.1
 CAPEX                    245           246            827            883
 Number of
 customers, end
 of period
 (thousands)            1,079         1,098          1,079          1,098

 .  Churn was 24 percent (22).

 .  A new subscription offer, Sonera Netto, was launched in the quarter.
 SurfPort, TeliaSonera's mobile Internet portal for the home markets, was also introduced in Finland.

 .   In fixed communications, sales increased 3 percent and EBITDA and the margin improved due to increased sales of broadband, data and managed IT services and copper access to other operators. The migration from fixed voice to mobile continued.

 .  The number of broadband customers increased by 19,000 to 321,000 in the third quarter. Year on year, the increase was 50 percent. Broadband services for 12 and 24 Mbps were launched in selected areas.

 .  The cost efficiency measures that have been initiated thus far will decrease annual costs by SEK 1 billion, reaching full effect during
 2006.

 .  Due to the prevailing market conditions additional measures are needed to strengthen profitability and to defend asset values. A turn-
 around program is reviewed by the new President of TeliaSonera Finland,
 Mr. Juho Lipsanen.

Increasing share of postpaid customers drives volume growth in Norway

.. Net sales rose year on year due to increased usage per customer and a growing number of postpaid customers. In local currency, net sales improved 10 percent. . Earnings improved but the EBITDA margin remained unchanged due to price pressure and increased sales and marketing costs. . NetCom's business segment initiative is successful. The total customer base increased 2 percent year on year, while the number of postpaid customers increased 8 percent. The requirements for mandatory registration, among other things, caused the number of prepaid card customers to decrease by 45,000 during the third quarter. The number of postpaid customers increased by 22,000.

 SEK in                                            Jan-Sep        Jan-Sep
 millions,                                            2005           2004
 except
 margins, ARPU
 and number of        Jul-Sep       Jul-Sep
 customers               2005          2004
 Mobile
 communications
 Net sales              1,991         1,674          5,385          4,687
 EBITDA excl.
 non-recurring
 items                    657           558          1,910          1,540
 Margin (%)              33.0          33.3           35.5           32.9
 Operating
 income                   363           325          1,196            926
 Operating
 income excl.
 non-recurring
 items                    445           367          1,318            968
 CAPEX                    132           179            615            406
 ARPU (NOK)               353           350            333            342
 Number of
 customers, end
 of period
 (thousands)            1,277         1,249          1,277          1,249

 .  The number of traffic minutes per customer and month increased 12 percent and ARPU improved.

 .  Churn increased to 19 percent (16).

 .  Tradlos Familie was launched. The service is aimed at families with a maximum of six users and offers free calls within the user group in
 Norway. The market response has been very good.

 .  On August 29, TeliaSonera signed a final share purchase agreement to acquire 91.2 percent of Vollvik Gruppen in Norway, which owns 100 percent of the mobile service provider Chess/Sense. The Norwegian
 Competition Authority is currently examining the transaction and is expected to make a decision in mid-November. The authority's approval is a prerequisite for closing the transaction.

 .   The Norwegian Post and Telecommunication Authority has decided to reduce mobile interconnect fees for NetCom and Telenor. The new fees will be implemented in two steps, the first starting from November 1,
 2005 and the second from July 1, 2006. The decision will impact NetCom's annual earnings negatively by approximately NOK 225 million. NetCom will appeal the decision.

 .  An efficiency program affecting 60-80 employees was launched. The annual cost savings are estimated at approximately NOK 50 million as of
 2006. The implementation cost is estimated at NOK 30-40 million. A provision for this, reported as a non-recurring item, will be made in the fourth quarter.

Improved performance in all Danish operations

.. Good organic growth in all operations and synergy effects within mobile led to strong earnings improvement. The Danish operations reported positive operating income in the third quarter. . In mobile communications, the acquisition of Orange substantially increased net sales. The sales growth year on year was 155 percent, of which 13 percent organic growth. During the third quarter, the total customer base decreased by 1,000 customers but the share of postpaid customers continued to increase.

 SEK in                                            Jan-Sep        Jan-Sep
 millions,                                            2005           2004
 except
 margins, ARPU
 and number of        Jul-Sep       Jul-Sep
 customers               2005          2004
 Net sales              1,868           992          5,262          2,908
 EBITDA excl.
 non-recurring
 items                    293            76            635            213
 Margin (%)              15.7           7.7           12.1            7.3
 Operating
 income                    13           -59           -226           -198
 Operating
 income excl.
 non-recurring
 items                     14           -59           -196           -198
 Mobile
 communications
 Net sales              1,287           504          3,633          1,442
 EBITDA excl.
 non-recurring
 items                    169             8            314             27
 Margin (%)              13.1           1.6            8.6            1.9
 CAPEX                    136            81            541            141
 ARPU (DKK)               255           270            248            260
 Number of
 customers, end
 of period
 (thousands)            1,118           462          1,118            462
 Fixed
 communications
 Net sales                581           488          1,629          1,466
 EBITDA excl.
 non-recurring
 items                    124            68            321            186
 Margin (%)              21.3          13.9           19.7           12.7
 CAPEX                     33            44            106            112
 Number of
 customers, end
 of period
 (thousands)              553           501            553            501

.. The integration has been successful and is to a large extent completed. Telia now operates only one network, and more than 600,000 former Orange customers were moved during the quarter into the new, common mobile network, which covers 96 percent of the population. . Increased CAPEX due to the network's geographical extension and increased capacity. . The test and evaluation of UMA (Unlicensed Mobile Access) continued. UMA makes it possible to use mobile telephones over broadband at home and, therefore, reduce costs. The plan is to launch UMA-based services in 2006. . In fixed communications, net sales and earnings improved due to increased demand for wholesale services, IP/VPN services and broadband. The launch of DataNet -- IP/VPN solutions based on the most current technology, MPLS -- strengthened Telia's competitive-ness on the Danish corporate market and a number of contracts were signed. . Telia was the first operator in Denmark to launch flat rate services for international calls -- Telia Altid Udland and Telia Fritid Udland. . To further improve cost efficiency in Denmark, Telia Mobile and Telia Networks will be integrated. The integration is expected to reduce annual costs by approximately SEK 110 million as of 2006 and result in a reduction of approximately 110 full-time positions. The implementation cost is estimated at around SEK 100 million, of which a provision of approximately SEK 60 million will be made in the fourth quarter and reported as a non-recurring item.

Strong mobile and broadband growth in the Baltics

  SEK in                                           Jan-Sep        Jan-Sep
 millions,                                            2005           2004
 except margins
 and number of        Jul-Sep       Jul-Sep
 customers               2005          2004
 Net sales              2,416         1,502          6,840          4,373
 EBITDA excl.
 non-recurring
 items                  1,152           767          3,284          2,148
 Margin (%)              47.7          51.1           48.0           49.1
 Income from
 associated
 companies                 65           166            175            346
 Operating
 income                   692           589          1,871          1,442
 Operating
 income excl.
 non-recurring
 items                    692           589          1,871          1,442
 Mobile
 communications
 Net sales              1,707         1,094          4,729          3,109
 of which
 Lithuania                609           542          1,697          1,587
 of which
 Latvia                   615           552          1,692          1,522
 of which
 Estonia                  483             --          1,340              --
 EBITDA excl.
 non-recurring
 items                    783           549          2,191          1,524
 Margin (%),
 Lithuania               41.5          45.6           43.2           44.5
 Margin (%),
 Latvia                  51.1          54.7           51.5           53.7
 Margin (%),
 Estonia                 44.7             --           43.8              --
 CAPEX                    189           100            453            348
 Number of
 customers, end
 of period
 (thousands)            3,052         2,397          3,052          2,397
 Fixed
 communications
 Net sales                860           470          2,541          1,428
 of which
 Lithuania                492           470          1,448          1,428
 of which
 Estonia                  368             --          1,093              --
 EBITDA excl.
 non-recurring
 items                    375           222          1,106            679
 Margin (%),
 Lithuania               50.0          47.2           49.5           47.5
 Margin (%),
 Estonia                 35.1             --           35.6              --
 CAPEX                     90            60            245            120
 Number of
 customers, end
 of period
 (thousands)
 in
 subsidiaries           1,411         1,414          1,411          1,414
 in associated
 companies                681           665            681            665

 .  In mobile communications, net sales improved due to the consolidation of the Estonian mobile operator EMT and strong customer growth in all three mobile operations.

 .  Despite intense competition the number of mobile customers increased by 145,000 during the third quarter. Year on year the increase was almost 30 percent.

 .  Lower price levels and increased customer acquisition costs caused the EBITDA margin to decrease in LMT and Omnitel. In EMT, the margin increased slightly.

 .  CAPEX increased due to the consolidation of EMT, investments in EDGE technology and capacity expansion in the GSM networks on all three markets.

 .  Omnitel upgraded the mobile Internet portal Omni SurfPort with new functions and services, among them mobile TV, resulting in a strong increase in the mobile data volume. LMT launched a new service aimed at first graders, "First year at school," with 50 percent lower subscription fees and call tariffs within LMT's network.

 .  In fixed communications, net sales increased due to the consolidation of the fixed network operator Elion in Estonia and strong Internet and broadband growth mainly in Lietuvos Telekomas but also in Elion.

 .  During the third quarter, the total number of broadband customers in the fixed network operations increased by 36,000 to 239,000. Year on year, the broadband customer growth was 74 percent.

 .  The margin increased in Elion due to cost savings and in Lietuvos
 Telekomas because of increased sales and reduced costs for marketing and personnel.

 .  Increased CAPEX in fixed communications due to the consolidation of
 Elion.

 .  During the third quarter, Telekomas launched VPN Access over the
 Internet and Elion started to offer digital TV.

 .  In the associated company Lattelekom, sales were at the same level.
 Lower depreciation increased TeliaSonera's income from Lattelekom to SEK
 66 million (55).

 .  There is an ongoing discussion between TeliaSonera and the Latvian government regarding ownership issues in LMT and Lattelekom.

Continued strong sales and earnings growth in International Mobile

.. The majority-owned operations in Eurasia, Fintur (74 percent holding) and the associated companies MegaFon in Russia and Turkcell in Turkey reported continued strong development, which led to the strong improvement of operating income in International Mobile. . The international mobile operations, especially in Eurasia and Russia, are in a build-up phase with network rollout and introduction of new services. Due to the companies' strong earnings trend, the expansion can largely be financed with their own funds, which has given them a strong financial position.

 SEK in                                            Jan-Sep        Jan-Sep
 millions,                                            2005           2004
 except
 margins and
 number of           Jul-Sep        Jul-Sep
 customers              2005           2004
 Net sales             1,817          1,153          4,417          2,933
 EBITDA excl.
 non-recurring
 items                 1,025            693          2,447          1,708
 Margin (%)             56.4           60.1           55.4           58.2
 Income from
 associated
 companies             1,062            396          2,092          1,202
 of which
 Russia                  390            271            893            499
 of which
 Turkey                  672            125          1,199            703
 Operating
 income                1,873            955          3,994          2,535
 Operating
 income excl.
 non-recurring
 items                 1,873            955          3,994          2,535
 CAPEX                   629            586          1,886          1,237
 Number of
 customers,
 end of period
 (thousands)
 Eurasia               5,504          3,459          5,504          3,459
 Russia               20,991         11,487         20,991         11,487
 Turkey               25,600         20,900         25,600         20,900

Eurasia . In the Eurasian operations (Azercell in Azerbaijan, Geocell in Georgia, K'cell in Kazakhstan and Moldcell in Moldova), net sales climbed 58 percent year on year. K'cell, the largest of the four mobile operators, generated 54 percent of Fintur's net sales, while Azercell, Geocell and Moldcell represented 31 percent, 11 percent and 4 percent, respectively. . The number of customers climbed by more than 2 million to 5.5 million year on year. During the third quarter, the increase was 862,000. Customer growth was largest in K'cell, which represented 70 percent of the growth. . Penetration reached 26 percent in Eurasia compared to 16 percent in the comparable quarter. . EBITDA improved by almost 50 percent due to strong net sales growth, but the EBITDA margin decreased slightly because of increasing costs in K'cell for sales and marketing as a result of intensifying competition and regional expansion. . Increased CAPEX mainly due to network investments in K'cell and Azercell. Russia . MegaFon (associated company, 43.8 percent holding) reported strong sales and earnings growth, which resulted in an increase in TeliaSonera's income from MegaFon year on year. . The number of customers climbed by 9.5 million to 21 million year on year. During the third quarter, the customer growth was 2.7 million and MegaFon improved its revenue market share. . In the third quarter, MegaFon launched mobile services in two additional regions and now operates in 75 of the 89 federal regions in Russia. Turkey . Turkcell (associated company, 37.3 percent holding reported with a one-quarter lag) reported a strong increase in both net sales and earnings, partially due to large provisions in the comparative quarter. The increased earnings together with the positive effects of fluctuations in exchange rates and inflation adjustments increased TeliaSonera's income from Turkcell substantially year on year. . The number of customers increased by 4.7 million to 25.6 million year on year. In the quarter, customer growth was 1.3 million. Turkcell also had over 0.6 million customers in its mobile operations in Ukraine. . TeliaSonera believes that Cukurova has breached an agreement entered into in March 2005 pursuant to which Cukurova agreed to sell its Turkcell Holding shares, and thereby, control of Turkcell, to TeliaSonera. . Furthermore, TeliaSonera believes that Cukurova has breached commitments it made to TeliaSonera in a Shareholders' Agreement relating to Turkcell Holding. The breach relates to TeliaSonera's right of first refusal regarding the shareholding interests Cukurova intends to transfer to the Russian Alfa Group. . TeliaSonera has commenced two arbitrations, in Geneva and Vienna, before the International Court of Arbitration to vindicate its contractual rights pertaining to the March agreement and the Turkcell Holding Shareholders' Agreement.

Other operations*)

.. In TeliaSonera Holding, net sales decreased due to divestitures. EBITDA improved to SEK 21 million (12) year on year. . Operating income excluding non-recurring items declined to SEK 31 million (67) but earnings improved if capital gains in the comparable quarter are excluded. . In the third quarter, additional shareholdings were divested, generating a capital gain of SEK 22 million (reported in financial net) and a cash inflow of SEK 29 million.

 SEK in              Jul-Sep        Jul-Sep        Jan-Sep        Jan-Sep
 millions               2005           2004           2005           2004
 Net sales             1,252          1,369          3,564          4,135
 of which
 International
 Carrier               1,070          1,009          3,026          2,962
 EBITDA excl.
 non-recurring
 items                    46             27            142            -20
 of which
 International
 Carrier                  25             15            110             16
 Income from
 associated
 companies                15            807              0          1,049
 Operating
 income                  111            783            144          1,070
 Operating
 income excl.
 non-recurring
 items                    20            -45             30           -133
 CAPEX                    57             61            142            176

 *) Include TeliaSonera Holding and TeliaSonera International Carrier

 .  As of July 1, 2005, the role of TeliaSonera International Carrier was redefined as a common operations unit supporting TeliaSonera's business in the Nordic and Baltic home markets. While all net sales from international carrier activities continue to be reported under Other operations, the operating income from activities that support the home markets is allocated back to the profit centers. The remaining result, which represents the profitability of the capacity network outside the home markets, continues to be reported under Other operations.

 Stockholm, October 25, 2005

 Anders Igel
 President and CEO

Auditors' Review Report

 We have reviewed this interim report in accordance with the recommendation issued by FAR. A review is limited to primarily enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

 Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Swedish Securities Exchange Act, the Annual Accounts Act and IAS
 34.

 Stockholm, October 25, 2005

 PricewaterhouseCoopers AB

 Goran Tidstrom               Hakan Malmstrom
 Authorized Public Accountant Authorized Public Accountant
 Auditor in charge

Financial Information

 Year-end Report, January--December 2005              February 10, 2006
 Interim Report January--March 2006                           April 25,
 2006
 Shareholders' information meeting, Helsinki           April 26, 2006
 Annual General Meeting, Stockholm                           April 27,
 2006
 Interim Report January--June 2006                             July 28,
 2006
 Interim Report January--September 2006                  October 31, 2006
 Year-end Report January--December 2006               February 13, 2007

 Questions regarding content in the
 reports:
                                    Ordering of individual hard copies of
 TeliaSonera AB                     the reports:
 Investor Relations
 SE--106 63 Stockholm, Sweden        Tel. +46 372 851 42
 Tel. +46 8 504 550 00              Fax +46 372 843 56
 Fax +46 8 611 46 42                www.teliasonera.com/ir
 www.teliasonera.com/ir

Definitions

EBITDA: An abbreviation of "Earnings Before Interest, Tax, Depreciation and Amortization." Equals operating income before depreciation, amortization and write-downs and before income from associated companies. ARPU: Average monthly revenue per user. Churn: The number of post-paid customers that have left the company expressed as a percentage of the average number of post-paid customers.

Condensed Consolidated Income Statements

 SEK in                                            Jan-Sep        Jan-Sep
 millions,                                            2005           2004
 except per
 share data
 and number of       Jul-Sep        Jul-Sep
 shares                 2005           2004
 Net sales            22,229         20,496         64,785         60,685
 Costs of
 production          -11,619        -10,561        -34,354        -31,247
 Gross income         10,610          9,935         30,431         29,438
 Selling,
 admin., and
 R&D expenses         -5,715         -4,930        -17,429        -15,427
 Other
 operating
 revenues and
 expenses, net          -375            286         -1,712            847
 Income from
 associated
 companies             1,122          1,369          2,237          2,635
 Operating
 income                5,642          6,660         13,527         17,493
 Net financial
 revenues and
 expenses               -118           -675           -385         -1,124
 Income after
 financial
 items                 5,524          5,985         13,142         16,369
 Income taxes         -1,157         -1,246         -2,790         -4,514
 Net income            4,367          4,739         10,352         11,855
 Attributable
 to:
 Shareholders
 of the parent
 co.                   3,763          4,320          8,963         10,873
 Minority
 interests in
 subsidiaries            604            419          1,389            982

 Shareholders'
 basic and
 diluted
 earnings per
 share (SEK)            0.84           0.92           1.95           2.33
 Number of
 shares
 (thousands)
 Outstanding
 at period-end     4,490,457      4,675,232      4,490,457      4,675,232
 Weighted
 average,
 basic and
 diluted           4,490,457      4,675,232      4,602,134      4,675,232
 Number of
 treasury
 shares
 (thousands)
 At period-end       184,775              --        184,775              --
 Weighted
 average             184,775              --         73,098              --

 EBITDA                7,787          8,297         20,765         23,826
 EBITDA excl.
 non-recurring
 items                 8,224          8,212         22,313         22,739
 Depreciation,
 amortization
 and write-
 downs                -3,266         -3,006         -9,474         -8,968
 Operating
 income excl.
 non-recurring
 items                 6,162          5,898         15,217         15,783

Condensed Consolidated Balance Sheets

                                         Sep 30,                  Dec 31,
 SEK in millions                            2005                   2004*)
 Assets
 Goodwill and other
 intangible assets                        71,826                   69,534
 Property, plant and
 equipment                                48,496                   47,212
 Investments in
 associates, deferred
 tax assets and
 other financial assets                   38,946                   35,353
 Total non-current
 assets                                  159,268                  152,099
 Inventories                                 659                      655
 Trade receivables,
 current tax assets and
 other receivables                        18,966                   20,732
 Interest-bearing
 receivables                               1,181                    1,241
 Cash and cash
 equivalents                              16,936                   17,245
 Total current assets                     37,742                   39,873
 Total assets                            197,010                  191,972

 Equity and liabilities
 Shareholders' equity                    123,731                  121,133
 Minority interests                        7,894                    6,934
 Total equity                            131,625                  128,067
 Long-term loans                          20,631                   12,942
 Deferred tax
 liabilities, other
 long-term provisions                     12,990                   13,402
 Other long-term
 liabilities                               2,239                    2,450
 Total non-current
 liabilities                              35,860                   28,794
 Short-term loans                          6,218                   11,733
 Trade payables, current
 tax liabilities, short-
 term
 provisions and other
 current liabilities                      23,307                   23,378
 Total current
 liabilities                              29,525                   35,111
 Total equity and
 liabilities                             197,010                  191,972

 *) Restated to reflect finalized purchase price allocations (see Q1 report, page 18).

Condensed Consolidated Cash Flow Statements

 SEK in              Jul-Sep        Jul-Sep        Jan-Sep        Jan-Sep
 millions               2005           2004           2005           2004
 Cash flow
 before change
 in working
 capital               7,017          7,784         20,734         18,982
 Change in
 working
 capital                -667           -111             37         -1,079
 Cash flow
 from
 operating
 activities            6,350          7,673         20,771         17,903
 Intangible
 and tangible
 fixed assets
 acquired
 (cash CAPEX)         -2,262         -2,605         -8,368         -7,050
 Free cash
 flow                  4,088          5,068         12,403         10,853
 Cash flow
 from other
 investing
 activities              481             92          2,228          6,846
 Total cash
 flow from
 investing
 activities           -1,781         -2,513         -6,140           -204
 Cash flow
 before
 financing
 activities            4,569          5,160         14,631         17,699
 Cash flow
 from
 financing
 activities          -13,244           -978        -15,232        -11,968
 Cash flow for
 the period           -8,675          4,182           -601          5,731

 Cash and cash
 equivalents,
 opening
 balance              25,640         13,669         17,245         12,069
 Cash flow for
 the period           -8,675          4,182           -601          5,731
 Exchange rate
 differences             -29            -70            292            -19
 Cash and cash
 equivalents,
 closing
 balance              16,936         17,781         16,936         17,781

Condensed Consolidated Statements of Changes in Equity

                       Sep 30, 2005                   Dec 31, 2004*)
 SEK in       Shareholders'  Minority   Total Shareholders'  Minority
 Total
 millions            equity interests  equity        equity interests
 equity
 Opening
 balance            121,133     6,934 128,067       112,393     3,441
 115,834
 Transactions
 with non-
 related
 parties                  --       -12     -12           -12       968
 956
 Exchange
 rate
 differences          8,560       585   9,145        -2,233      -164
 -2,397
 Inflation
 adjustments            881         --     881         1,452         --
 1,452
 Revaluing
 fair values
 of net
 assets in
 business
 combinations             --         --       --         1,098     1,857
 2,955
 Reporting
 financial
 instruments
 at fair
 value                    5         --       5           146         --
 146
 Net income
 recognized
 directly in
 equity               9,446       573  10,019           451     2,661
 3,112
 Treasury
 shares             -10,201         -- -10,201             --         --
   --
 Dividend            -5,610    -1,002  -6,612        -4,675      -468
 -5,143
 Net income           8,963     1,389  10,352        12,964     1,300
 14,264
 Closing
 balance            123,731     7,894 131,625       121,133     6,934
 128,067

 *) Restated to reflect finalized purchase price allocations (see Q1 report, page 18).

Basis for Preparation

 General. As in the annual accounts for 2004, TeliaSonera's consolidated financial statements as of and for the three-month and nine-month periods ended September 30, 2005, have been prepared in accordance with
 International Financial Reporting Standards (IFRS) and, given the nature of TeliaSonera's transactions, with accounting standards adopted for use in the European Union (endorsed IFRS). The parent company TeliaSonera
 AB's financial statements have been prepared in accordance with the
 Swedish Annual Accounts Act and the Swedish Financial Accounting
 Standards Council's standard RR 32 "Accounting for Legal Entities" and statements issued by its Emerging Issues Task Force. This report has been prepared in accordance with IAS 34 "Interim Financial Reporting."

 New accounting standards (not yet EU endorsed). On August 18, 2005, IFRS
 7 "Financial Instruments: Disclosures", an amendment on capital disclosures to IAS 1 "Presentation of Financial Statements" and limited amendments to IAS 39 "Financial Instruments: Recognition and
 Measurement" and IFRS 4 "Insurance Contracts" were issued. IFRS 7 adds certain new disclosure requirements and compiles all financial instruments disclosure requirements into one standard. Henceforth, IAS
 32 deals only with financial instruments presentation matters. The amendments to IAS 39 and IFRS 4 are intended to ensure that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet. IFRS 7 and the amendment to IAS 1 will be effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged, and if pre-adopting IFRS 7 some relief is given with respect to comparative prior period disclosures. The amendments to IAS 39 and IFRS 4 must be applied for annual periods beginning on or after January 1, 2006. Earlier application is encouraged. As regards the amendments to IAS 39 and IFRS 4, TeliaSonera in accordance with IAS 37 already recognizes financial guarantees at the best estimate of the expenditure required to settle the obligations. If the outflow of resources is not probable, the guarantees have been disclosed as contingent liabilities.

 On September 1, 2005, IFRIC 6 "Liabilities arising from Participating in a Specific Market -- Waste Electrical and Electronic Equipment" was
 published, giving guidance on which date that is the triggering event for recognizing liabilities for waste management costs. IFRIC 6 is effective for financial periods beginning on or after December 1, 2005.
 Earlier application is encouraged. Adoption of IFRIC 6 will not have a material effect on Telia-Sonera's consolidated financial statements.

 For additional information, see corresponding sections in the Q2 and Q1
 2005 Interim Reports and in the 2004 Annual Report.

Non-Recurring Items

 SEK in               Jul-Sep       Jul-Sep        Jan-Sep        Jan-Sep
 millions                2005          2004           2005           2004
 Within EBITDA           -438            84         -1,549          1,087
 Restructuring
 charges,
 synergy
 implementation
 costs, etc.:
 Sweden                  -511            -4         -1,523            -18
 Finland                   -5            -8           -110            -13
 Denmark mobile            -1             --            -30              --
 International
 Carrier                   92             --             82              2
 Other                    -13           -11            -22            -13
 Certain
 pension-
 related items:
 Sweden                     --             --              --            593
 Capital gains:
 Telia Finans,
 Sonera Zed                 --           107             54            536
 Within
 Depreciation,
 amortization
 and write-
 downs                    -82           -67           -122           -122
 Write-downs,
 accelerated
 depreciation:
 International
 Carrier                    --           -24              --            -79
 Norway                   -82           -43           -122            -43
 Within Income
 from
 associates                 --           745            -19            745
 Capital gains/
 losses,
 provisions and
 other
 Telefos                    --           745              --            745
 Infonet
 Services                   --             --            -19              --
 Within
 Financial net              --          -498              --           -609
 Write-downs,
 provisions:
 Xfera (3G
 Spain)                     --          -498              --           -609
 Total                   -520           264         -1,690          1,101

Deferred Taxes

                                         Sep 30,                  Dec 31,
 SEK in millions                            2005                   2004*)
 Deferred tax assets                      12,114                   12,381
 Deferred tax
 liabilities                              -7,704                   -7,906
 Net deferred tax assets
 (+)/liabilities (-)                       4,410                    4,475

 *) Restated to reflect finalized purchase price allocations (see Q1 report, page 18).

Related Party Transactions

 MegaFon. As of September 30, 2005, TeliaSonera had interest-bearing claims on its associated company OAO MegaFon of SEK 362 million.

 Telefos. As of September 30, 2005, TeliaSonera had interest-bearing claims of SEK 86 million on its associated company Telefos AB. In the three-month period and the nine-month period ended September 30, 2005,
 TeliaSonera purchased services and products from Telefos worth SEK 393 million and SEK 1,587 million, respectively, mostly referring to network construction.

Investments

 SEK in               Jul-Sep       Jul-Sep        Jan-Sep        Jan-Sep
 millions                2005          2004           2005           2004
 CAPEX                  2,530         2,599          8,492          6,982
 Intangible
 assets                   204           217            745            509
 Property,
 plant and
 equipment              2,326         2,382          7,747          6,473
 Acquisitions               5           476            102            827
 Goodwill and
 fair value
 adjustments                8           372             58            548
 Shares and
 participations            -3           104             44            279
 Total                  2,535         3,075          8,594          7,809

Net Debt

                                        Sep 30,                  Dec 31,
 SEK in millions                           2005                     2004
 Long-term and short-
 term loans                              26,849                   24,675
 Less short-term
 investments, cash and
 bank                                   -17,400                  -17,613
 Net debt                                 9,449                    7,062

Loan Financing

 The underlying cash-flow generation was positive during the third quarter of 2005. On July 4, SEK 10,163 million was however paid out to the shareholders in TeliaSonera AB in relation to the share-buy back program carried out during the second quarter, which led to an increase in net debt.

 In September, a TeliaSonera AB EUR 300 million bond was repaid.

 In the fourth quarter, no major debt amortizations are scheduled. If the
 Norwegian Competition Authority approves the Chess/Sense acquisition, payment is expected to take place during the fourth quarter.

Financial Key Ratios

                                         Sep 30,                  Dec 31,
                                            2005                   2004*)
 Return on equity (%,
 rolling 12 months)                          9.5                     11.6
 Return on capital
 employed (%, rolling 12
 months)                                    10.7                     13.9
 Equity/assets ratio (%)                    64.8                     63.8
 Net debt/equity ratio
 (%)                                         7.4                      5.8
 Shareholders' equity
 per share (SEK)                           27.55                    25.91

 *) Restated to reflect finalized purchase price allocations (see Q1 report, page 18) and changes in IAS 27.

Collateral Pledged and Contingent Liabilities

 Collateral pledged at period-end totaled SEK 1,766 million, mainly referring to blocked funds in bank accounts for Ipse 2000 S.p.A.'s future license payments and pledges of shares in Svenska UMTS-nat AB.
 Contingent liabilities totaled SEK 2,485 million, of which SEK 572 million related to performance guarantees on behalf of Xfera Moviles
 S.A. and SEK 1,411 million to credit guarantees on behalf of Svenska
 UMTS-nat. Under certain third-party agreements, the credit guarantees on behalf of Svenska UMTS-nat are capped at SEK 2,650 million.

Contractual Obligations

 Contractual obligations at period-end totaled SEK 3,060 million, of which SEK 1,893 million referred to committed capital contributions to
 Xfera and SEK 810 million to contracted build out of TeliaSonera's mobile networks in Norway and fixed networks in Sweden.

Parent Company

 Net sales for the nine-month period were SEK 16,072 million (16,061), of which SEK 12,170 million (12,584) was billed to subsidiaries. Earnings before appropriations and taxes increased to SEK 5,895 million (5,136), due to increased group contributions from subsidiaries. Earnings after appropriations and taxes were SEK 3,625 million (3,868).

 Total investments for the nine-month period amounted to SEK 3,144 million (5,651), including SEK 2,015 million (1,961) in property, plant and equipment, primarily fixed-line installations. Other investments totaling SEK 1,129 million (3,690) were primarily attributable to acquisitions of and capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, SEK 645 million (9)
 was provided through debt conversion.

Financial Information/"Underlying" Measures of Results of Operations

 This interim report includes information on "underlying" measures of
 Telia-Sonera's results of operations, such as "EBITDA excluding non-
 recurring items" and "Operating income excluding non-recurring items."
 EBITDA equals operating income before depreciation, amortization and write-downs, excluding income from associated companies. Non-recurring items include write-downs, capital gains/losses, restructuring/phase-out of operations and personnel redundancy costs. TeliaSonera's management uses operating income excluding non-recurring items as the principal measure for monitoring profitability in internal reporting. Management believes that, besides operating income, EBITDA excluding non-recurring items and operating income excluding non-recurring items are also measures commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry.
 Accordingly, these "underlying" measures are presented to enhance the understanding of TeliaSonera's historical operating performance.

 These "underlying" measures, however, should not be considered as alternatives to operating income as indicators of our operating performance. Similarly, EBITDA excluding non-recurring items should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA excluding non-recurring items and operating income excluding non-recurring items are not measures of consolidated financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies.
 These "underlying" measures are not meant to be predictive of potential future results.

Forward-Looking Statements

This interim report contains statements concerning, among other things, TeliaSonera's financial condition and results of operations that are forward-looking in nature. Such statements are not historical facts but, rather, represent TeliaSonera's future expectations. TeliaSonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions; however, forward-looking statements involve inherent risks and uncertainties, and a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, including TeliaSonera's market position, growth in the telecommunications industry in Europe, the effects of competition and other economic, business, competitive and/or regulatory factors affecting the business of TeliaSonera and the telecommunications industry in general. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, TeliaSonera undertakes no obligation to update any of them in light of new information or future events.

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